UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 9)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

TAX-FREE FIXED INCOME FUND II FOR PUERTO RICO RESIDENTS, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk

MOJDEH L. KHAGHAN
Ian McCarthy

 (Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
☐	Fee paid previously with preliminary materials.

2024 ANNUAL MEETING OF STOCKHOLDERS OF
TAX-FREE FIXED INCOME FUND II FOR PUERTO RICO RESIDENTS, Inc.

AMENDMENT NO. 9 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of STOCKHOLDERS

scheduled to be held on January 29, 2026

Please vote the BLUE Proxy Card (i) “FOR” the election of our highly-qualified nominees, (ii) “FOR” our proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without stockholder approval subsequent to December 30, 2021, (iii) “FOR” our proposal to amend the Fund’s Bylaws to lower the quorum threshold for stockholder meetings from one-half to one-third of the outstanding shares entitled to vote, (iv) “FOR” our proposal to amend the Fund’s Bylaws to clarify that the power to adjourn stockholder meetings belongs exclusively to stockholders, (v) “FOR” our proposal to amend the Fund’s Bylaws to add a supermajority voting standard for all future amendments of Article II, Section 8, and (vi) “FOR” our proposal to terminate the Investment Advisory Agreement between the Fund and UBS Asset Managers of Puerto Rico within sixty days.

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”), is filing this amendment (this “Amendment”) to its definitive proxy statement dated January 9, 2024 (as amended by Amendment No. 1 dated January 18, 2024, Amendment No. 2 dated April 24, 2024, Amendment No. 3 dated July 23, 2024, Amendment No. 4 dated October 24, 2024, Amendment No. 5 dated December 27, 2024, Amendment No. 6 dated January 24, 2025, Amendment No. 7 dated April 29, 2025 and Amendment No. 8 dated July 28, 2025, the “Proxy Statement”) in connection with (i) the election of each of our two nominees, Mojdeh L. Khaghan and Ian McCarthy, to the board of directors (the “Board”) of Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (the “Fund”), (ii) our proposal to repeal any provision of, or amendment to, the Fund’s bylaws (the “Bylaws”) adopted by the Board without stockholder approval subsequent to December 30, 2021, (iii) our proposal to amend the Bylaws to lower the quorum threshold for stockholder meetings from one-half to one-third of the outstanding shares entitled to vote, (iv) our proposal to amend the Bylaws to clarify that the power to adjourn stockholder meetings belongs exclusively to stockholders, (v) our proposal to amend the Bylaws to add a supermajority voting standard for all future amendments of Article II, Section 8 and (vi) our proposal to terminate that certain Amended and Restated Investment Advisory Agreement (the “Investment Advisory Agreement”) between the Fund and UBS Asset Managers of Puerto Rico (“UBS”) within sixty days, pursuant to Section 11 of the Investment Advisory Agreement and the right of stockholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 (the “1940 Act”) and as required to be included in such agreements, each at the 2024 annual meeting of stockholders (the “2024 Annual Meeting”).

THE PROXY STATEMENT, AS AMENDED BY THIS AMENDMENT, RELATES ONLY TO THE 2024 ANNUAL MEETING AND NOT TO THE FUND’S 2022 ANNUAL MEETINGS OF STOCKHOLDERS (THE “2022 ANNUAL MEETING”). For more information about the Fund’s 2022 Annual Meeting, which was initially scheduled to be held on January 27, 2022, has since been adjourned numerous times, and is now scheduled to be held on January 29, 2026, please refer to Ocean Capital’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2022, as amended by amendments filed on February 3, 2022, March 22, 2022, May 12, 2022, June 14, 2022, August 2, 2022, September 27, 2022, December 19, 2022, March 14, 2023, June 6, 2023, August 7, 2023, November 7, 2023, January 18, 2024, April 24, 2024, July 23, 2024, October 24, 2024, December 27, 2024, January 24, 2025, April 28, 2025, June 26, 2025 and October 30, 2025 and as may be further amended from time to time.

According to the Fund’s Amendment No. 11 to its definitive proxy statement filed with the SEC on October 23, 2025, the Fund reconvened and then adjourned the 2024 Annual Meeting for a ninth time without transacting any other business on October 16, 2025. The 2024 Annual Meeting will be held virtually at 11:30 a.m. Atlantic Standard Time (10:30 a.m. Eastern Standard Time) on January 29, 2026.

According to the Fund’s proxy statement, any stockholder of record wishing to participate in the 2024 Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (4:00 p.m. Eastern Standard Time) on January 27, 2025. According to the Fund’s proxy statement, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the 2024 Annual Meeting. Stockholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the 2024 Annual Meeting.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF EACH OF OUR NOMINEES, FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT STOCKHOLDER APPROVAL SUBSEQUENT TO DECEMBER 30, 2021, FOR THE PROPOSAL TO AMEND THE FUND’S BYLAWS TO LOWER THE QUORUM THRESHOLD FOR STOCKHOLDER MEETINGS FROM ONE-HALF TO ONE-THIRD OF THE OUTSTANDING SHARES ENTITLED TO VOTE, FOR THE PROPOSAL TO AMEND THE FUND’S BYLAWS TO CLARIFY THAT THE POWER TO ADJOURN STOCKHOLDER MEETINGS BELONGS EXCLUSIVELY TO STOCKHOLDERS, FOR THE PROPOSAL TO AMEND THE FUND’S BYLAWS TO ADD A SUPERMAJORITY VOTING STANDARD FOR ALL FUTURE AMENDMENTS OF ARTICLE II, SECTION 8, AND FOR THE PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT BETWEEN THE FUND AND UBS ASSET MANAGERS OF PUERTO RICO WITHIN SIXTY DAYS PURSUANT TO SECTION 11 OF THE INVESTMENT ADVISORY AGREEMENT AND THE RIGHT OF STOCKHOLDERS AS EMBODIED IN SECTION 15(A)(3) OF THE 1940 ACT AND AS REQUIRED TO BE INCLUDED IN SUCH AGREEMENTS.

According to the Fund’s Amendment No. 11 to its definitive proxy statement, the record date for the adjourned 2024 Annual Meeting remains December 6, 2023. Stockholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Stockholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the 2024 Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

●	delivering a written notice of revocation or a later dated proxy for the 2024 Annual Meeting to Ocean Capital LLC, c/o Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, or to the secretary of the Fund; or

●	registering for, attending and voting at the 2024 Annual Meeting (although attendance at the 2024 Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the 2024 Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the 2024 Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the 2024 Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Stockholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Sodali & Co, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

430 Park Avenue, 14th Floor

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.sodali.com

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